EXHIBIT 7

THE CHARLES SCHWAB CORPORATION
2004 STOCK INCENTIVE PLAN
NOTICE OF RESTRICTED STOCK UNIT AWARD
(PERFORMANCE-BASED VESTING)

You have been granted Restricted Stock Units.  A Restricted Stock Unit represents the right to receive, subject to certain conditions, a share of Common Stock of The Charles Schwab Corporation (“Schwab”), under The Charles Schwab Corporation 2004 Stock Incentive Plan (the “Plan”).  Your Restricted Stock Units are granted subject to the following terms:

Name of Recipient:	Charles R Schwab

Total Number of Restricted Stock Units Granted:	52,129

Fair Market Value per Restricted Stock Unit:	$17.2651

Grant Date:	November 02, 2009

Vesting Schedule:

So long as you remain in service in good standing and subject to the terms of the Restricted Stock Unit Agreement and certification of the Performance Goal by Schwab’s Compensation Committee, this award vests on the following Vesting Dates, subject to the restrictions below:

Percentage of the Total Number of Restricted Stock Units Granted under this Award That Will Vest on Vesting Date

25% on November 2, 2010

25% on November 2, 2011

25% on November 2, 2012

25% on November 2, 2013

The number of Restricted Stock Units indicated will vest only if Schwab’s Compensation Committee certifies that as of the Vesting Date next to the number of Restricted Stock Units, Schwab has satisfied the Performance Goal for the applicable one-year period from October 1 to September 30 ending prior to such Vesting Date. The Performance Goal shall be “return on stockholders’ equity” equal to or greater than 12%, for the one-year period ending on September 30, 2010, and “return on stockholders’ equity” equal to or greater than 13%, for each one-year period ending on September 30, 2011, 2012 and 2013, respectively, and subject to the terms and conditions of the performance-based restricted stock unit award agreement.

If the Performance Goal is not met for any one-year period, you will have a second opportunity to vest in the unvested portion of the award if the Corporation has attained the performance goal for average “return on stockholders’ equity” equal to or greater than 13% for the four-year period ending on September 30, 2013.

“Return on stockholders’ equity” shall mean net income from continuing operations divided by average stockholders’ equity (defined as the stockholders’ equity at the beginning of a period plus the stockholders’ equity at the end of the period divided by two (2)), for each applicable one-year period, respectively.

The average return on stockholders’ equity for the four-year period ending on September 30, 2013, shall be calculated by adding the return on stockholders’ equity for each of the one-year periods ending on September 30, 2010, 2011, 2012, and 2013 and dividing the result by four (4).

Except as otherwise provided in the Restricted Stock Unit Agreement, if the Performance Goals noted above are not met, any unvested portion of the award will be forfeited automatically and permanently on November 2, 2013 or the date established by the Compensation Committee.

Any vested Restricted Stock Units will be paid in shares of Common Stock of The Charles Schwab Corporation (“Shares”) as soon as administratively possible after vesting, but in no event beyond March 15th of the year following the year of vesting.

You and Schwab agree that this award is granted under and governed by the terms and conditions of the Plan and the Restricted Stock Unit Agreement, both of which are made a part of this notice.  Please review the Restricted Stock Unit Agreement and the Plan carefully, as they explain the terms and conditions of this award.  You agree that Schwab may deliver electronically all documents relating to the Plan or this award (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that Schwab is required to deliver to its stockholders. By accepting this award, you agree to all of the terms and conditions described above, in the Restricted Stock Unit Agreement and in the Plan, and you have no right whatsoever to change or negotiate such terms and conditions.

THE CHARLES SCHWAB CORPORATION
2004 STOCK INCENTIVE PLAN
RESTRICTED STOCK UNIT AGREEMENT
(PERFORMANCE-BASED VESTING)

Payment for Units	No payment is required for the Restricted Stock Units that you are receiving. Restricted Stock Units are an unfunded and unsecured obligation of Schwab.
Vesting

Subject to the provisions of this Agreement, this award becomes vested as described in the Notice of Restricted Stock Unit Award, of which this Restricted Stock Unit Agreement is a part.  Unvested units will be considered “Restricted Stock Units.”  If your service terminates for any reason, then your Restricted Stock Units will automatically and permanently be forfeited to the extent that they have not vested before the termination date and will not vest as a result of the termination, unless otherwise noted below. This means that the Restricted Stock Units will immediately revert to Schwab. You will receive no payment for Restricted Stock Units that are forfeited.  Schwab determines when your service terminates for this purpose. For all purposes of this Agreement, “service” means continuous employment as a common-law employee of Schwab or a parent company or subsidiary of Schwab, and “subsidiary” means a subsidiary corporation as defined in section 424(f) of the Internal Revenue Code of 1986, as amended (the “Code”).

Accelerated Vesting

This award, to the extent not already forfeited, will become fully vested if your service terminates on account of your death or disability. If, prior to the date your service terminates, Schwab is subject to a “change in control” (as defined in the Plan document), this award, to the extent not already forfeited, will become fully vested as of the date that the change in control occurs.

Continued Vesting

If your service terminates on account of your retirement and your retirement occurs at least two years after the Grant Date indicated in the Notice of Restricted Stock Unit Award, you will be treated as in service in good standing for purposes of determining further vesting of the award.

If you are entitled to severance benefits under The Charles Schwab Severance Pay Plan (or any successor plan), then you may be treated as in service in good standing during your Severance Period for purposes of determining further vesting of the award under the terms of that plan.

Definition of Fair Market Value	Fair market value means the average of the high and low price of a Share (as defined below) as reported on NASDAQ on the applicable determination date.
Definition of Disability	For all purposes of this Agreement, "disability" means that you have a disability such that you have been determined to be eligible for benefits under Schwab’s long-term disability plan.
Definition of Retirement

If you are an employee of Schwab and its subsidiaries, “retirement” means termination of service for any reason other than death at any time after you attain age 55, but only if, at the time of your termination, you have been credited with at least 10 years of service.

The phrase "years of service" above has the same meaning given to it under The SchwabPlan Retirement Savings and Investment Plan (or any successor plan).

Payment of Shares

Restricted Stock Units that vest will be paid in shares of Common Stock of The Charles Schwab Corporation (“Shares”) as soon as administratively possible following vesting, but in no event beyond March 15thof the year following the year of vesting.

Restrictions on Restricted Stock Units

You may not sell, transfer, pledge or otherwise dispose of any Restricted Stock Units without Schwab’s written consent.  Schwab will deliver Shares to you only after the Restricted Stock Units vest and after all other terms and conditions in this Agreement have been satisfied.

You may make a gift of Restricted Stock Units to your spouse, children or grandchildren or to a trust established by you for the benefit of yourself or your spouse, children or grandchildren.  However, a transferee of Restricted Stock Units must agree in writing on a form prescribed by Schwab to be bound by all provisions of this Agreement as a condition for the transfer prior to the Restricted Stock Units becoming vested.

Delivery of Shares After Death

In the event of your death prior to the date your service terminates, your Shares will be delivered to your beneficiary or beneficiaries.  You may designate one or more beneficiaries by filing a beneficiary designation form.  You may change your beneficiary designation by filing a new form with Schwab at any time prior to your death. If you do not designate a beneficiary or if your designated beneficiary predeceases you, then, your Shares will be delivered to your estate. The Compensation Committee, in its sole discretion, will determine the form and time of the distribution of Shares to your estate.  In no event will the payment be made beyond March 15thof the year following the year of death.

Restrictions on Resale

You agree not to sell any Shares at a time when applicable laws, Schwab’s policies or an agreement between Schwab and its underwriters prohibit a sale. This restriction will apply as long as your service continues and for such period of time after the termination of your service as Schwab may specify.

Withholding Taxes

The Restricted Stock Units will not be paid in Shares unless you have made acceptable arrangements to pay any applicable withholding of income and employment taxes that may be due as a result of this award.  With Schwab’s consent, these arrangements may include without limitation withholding Shares that otherwise would be issued to you when this award vests.  In its sole discretion, Schwab may withhold the minimum number of whole Shares, valued at the fair market value on the Vesting Date, required to satisfy such applicable withholding taxes.  Any residual amount of applicable withholding taxes, i.e., amounts of less than the fair market value of a Share, may be deducted from your pay. If withholding taxes are due and you have terminated employment, applicable withholding taxes will be deducted from your Schwab brokerage account.  You are responsible for having sufficient funds in your Schwab brokerage account to cover the withholding taxes at the time they are due.

No Stockholder Rights	Your Restricted Stock Units carry no voting or other stockholder rights. You have no rights as a Schwab stockholder until your units are settled by issuing Shares.
Contribution of Par Value	On your behalf, Schwab will contribute to its capital an amount equal to the par value of the Shares issued to you.
Dividend Equivalent Rights

If Schwab pays cash dividends on Shares, each Restricted Stock Unit will accrue a dividend equivalent equal to the cash dividend paid per Share, subject to the same vesting and forfeiture provisions as the associated Restricted Stock Units, to be paid in cash without interest at the time the associated Restricted Stock Units vest and Shares are released.  In no event will the accumulated dividend equivalent be paid beyond March 15thof the year following the year in which the associated Restricted Stock Units vest.

No Right to Remain Employee	Nothing in this Agreement will be construed as giving you the right to be retained as an employee, contingent worker or director of Schwab and its subsidiaries for any specific duration or at all.
Limitation on Payments

If a payment from the Plan would constitute an excess parachute payment under section 280G of the Code or if there have been certain securities law violations, then your award may be reduced or forfeited and you may be required to disgorge any profit that you have realized from your award.

If a disqualified individual receives a payment or transfer under the Plan that would constitute an excess parachute payment under 280G of the Code, such payment will be reduced, as described below. Generally, someone is a “disqualified individual” if he or she is (a) an officer of Schwab, (b) a member of the group consisting of the highest paid 1% of the employees of Schwab or, if less, the highest paid 250 employees of Schwab, or (c) a 1% stockholder of Schwab. For purposes of the section on “Limitation on Payments,” the term “Schwab”will include affiliated corporations to the extent determined by the independent auditors most recently selected by the Schwab Board of Directors (the “Auditors”) in accordance with section 280G(d) (5) of the Code.

In the event that the Auditors determine that any payment or transfer in the nature of compensation to or for your benefit, whether paid or payable (or transferred or transferable) pursuant to the terms of the Plan or otherwise (a “Payment”), would be nondeductible for federal income tax purposes because of the provisions concerning “excess parachute payments” in section 280G of the Code, then the aggregate present value of all Payments will be reduced (but not below zero) to the Reduced Amount; provided, however, that the Compensation Committee may specify in writing that the award will not be so reduced and will not be subject to reduction under this section.

For this purpose, the “Reduced Amount” will be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by Schwab because of section 280G of the Code.

If the Auditors determine that any Payment would be nondeductible because of section 280G of the Code, then Schwab will promptly give you notice to that effect and a copy of the detailed calculation of the Reduced Amount. You may then elect, in your discretion, which and how much of the Payments will be eliminated or reduced (as long as after such election, the aggregate present value of the Payments equals the Reduced Amount). You will advise Schwab in writing of your election within 10 days of receipt of the notice.

If you do not make such an election within the 10-day period, then Schwab may elect which and how much of the Payments will be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount). Schwab will notify you promptly of its election. Present value will be determined in accordance with section 280G(d)(4) of the Code. The Auditors’ determinations will be binding upon you and Schwab and will be made within 60 days of the date when a Payment becomes payable or transferable.

As promptly as practicable following these determination and elections, Schwab will pay or transfer to or for your benefit such amounts as are then due to you under the Plan, and will promptly pay or transfer to or for your benefit in the future such amounts as become due to you under the Plan.

As a result of uncertainty in the application of section 280G of the Code at the time of an initial determination by the Auditors, it is possible that Payments will have been made by Schwab which should not have been made (an “Overpayment”) or that additional Payments which will not have been made by Schwab could have been made (an “Underpayment”), consistent in each case with the calculation of the Reduced Amount. In the event that the Auditors, based upon the assertion of a deficiency by the Internal Revenue Service against you or Schwab which the Auditors believe has a high probability of success, determine that an Overpayment has been made, the amount of such Overpayment will be paid by you to Schwab on demand, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code. However, no amount will be payable by you to Schwab if and to the extent that such payment would not reduce the amount which is subject to taxation under section 4999 of the Code. In the event that the Auditors determine that an Underpayment has occurred, such Underpayment will promptly be paid or transferred by Schwab to or for your benefit, together with interest at the applicable federal rate provided in section 7872(f) (2) of the Code.

Notwithstanding the foregoing, in no event will a payment be made under this Section beyond March 15thof the year following the year in which the amount ceases to be subject to a substantial risk of forfeiture.

Claims Procedure

You may file a claim for benefits under the Plan by following the procedures prescribed by Schwab. If your claim is denied, generally you will receive written or electronic notification of the denial within 90 days of the date on which you filed the claim. If special circumstances require more time to make a decision about your claim, you will receive notification of when you may expect a decision. You may appeal the denial by submitting to the Plan Administrator a written request for review within 30 days of receiving notification of the denial. Your request should include all facts upon which your appeal is based. Generally, the Plan Administrator will provide you with written or electronic notification of its decision within 90 days after receiving the review request. If special circumstances require more time to make a decision about your request, you will receive notification of when you may expect a decision.

Plan Administration

The Plan Administrator has discretionary authority to make all determinations related to this award and to construe the terms of the Plan, the Notice of Restricted Stock Unit Award and this Agreement. The Plan Administrator’s determinations are conclusive and binding on all persons.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Schwab stock, the number of Restricted Stock Units that remain subject to forfeiture shall be adjusted accordingly.
Severability

In the event that any provision of this Agreement is held invalid or unenforceable, the provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions), as such laws are applied to contracts entered into and performed in Delaware.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. This Agreement, the Notice of Restricted Stock Unit Award and the Plan constitute the entire understanding between you and Schwab regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement, signed by both parties and approved by the Compensation Committee. If there is any inconsistency or conflict between any provision of this Agreement and the Plan, the terms of the Plan will control.